UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.     )*

Signet International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82670H109
(CUSIP Number)

Taucoin Asset Management LLC Benjamin Yeung Rhea C. Yeung Address: 100 Congress Ave., Suite 2000, Austin, TX 78701 Telephone: +1 (512) 430-1553 Attention: Dr. Oliver Keren Ban
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82670H109

1	NAMES OF REPORTING PERSONS
Taucoin Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,500,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,500,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.4%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.
2	Based upon 8,495,761,902 shares of common stock of the Issuer outstanding in the aggregate as of April 6, 2022.

CUSIP No.	82670H109

1	NAMES OF REPORTING PERSONS
Benjamin Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000
	8	SHARED VOTING POWER
4,942,000,000[4]
	9	SOLE DISPOSITIVE POWER
10,000,000
	10	SHARED DISPOSITIVE POWER
4,942,000,000[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,952,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.1%[5]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

[3]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.
[4]	Includes (i) 10,000,000 shares of Common Stock owned by Benjamin Yeung directly, (ii) 2,500,000,000 shares of Common Stock owned by Taucoin Asset Management LLC, of which the reporting person is the sole member and sole manager, and (iii) 1,000,000,000 shares of Series A Preferred Stock and 1,442,000,000 shares of Common Stock of the Issuer owned by Rhea C. Yeung, wife of the reporting person,, beneficial ownership of which the reporting person disclaims.
[5]	Based on 8,495,761,902 shares of Common Stock and 1,000,000,000 shares of Series A Preferred Stock of the Issuer outstanding in the aggregate as of April 6, 2022. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Company at any time at the holder’s election.

CUSIP No.	82670H109

1	NAMES OF REPORTING PERSONS
Rhea C. Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO6
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,952,000,000[7]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,952,000,000[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,952,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.1%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

[6]	The shares were acquired in connection with the Share Exchange described in Item 3 and the reporting person did not pay any cash as consideration.
[7]

Includes (i) 10,000,000 shares of Common Stock owned by Benjamin Yeung, the reporting person’s husband, beneficial ownership of which the reporting person disclaims, (ii) 2,500,000,000 shares of Common Stock owned by Taucoin Asset Management LLC, of which the reporting person’s husband, Benjamin Yeung, is the sole member and sole manager, beneficial ownership of which the reporting person disclaims, and (ii) 1,000,000,000 shares of Series A Preferred Stock and 1,442,000,000 shares of Common Stock of the Issuer owned by the reporting person directly.

[8]	Based on 8,495,761,902 shares of Common Stock and 1,000,000,000 shares of Series A Preferred Stock of the Issuer outstanding in the aggregate as of April 6, 2022. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Company at any time at the holder’s election.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Signet International Holdings, Inc., a Delaware corporation (the “Company”), with principal executive offices located at 901 S. Mopac Exp Building 1, Suite 300, Austin, TX 78746.

Item 2. Identity and Background

(a)	This Schedule 13D is being jointly filed by the Taucoin Asset Management LLC, Benjamin Yeung and Rhea Yeung (the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because beneficial ownership of the securities covered hereby may be attributed to more than one of the Reporting Persons with respect to the transactions described in Item 3 of this Schedule 13D. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b)	The principal business address for Taucoin Asset Management LLC is 100 Congress Ave., Suite 2000, Austin, TX 78701. The principal business address for Benjamin Yeung and Rhea C. Yeung is 100 Congress Ave., Suite 2000, Austin, TX 78701.

(c)	The principal business of Taucoin Asset Management LLC is asset management. The principal occupation of Benjamin Yeung is the founder of Taucoin. The principal occupation of Rhea C. Yeung is asset management.

(d)	Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Taucoin Asset Management LLC is a Delaware limited liability company. Each of Benjamin Yeung Rhea C. Yeung is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On February 28, 2022, the Company and Golden Ally Lifetech Group Co., Ltd. (“Golden Ally”) entered into a Share Purchase and Exchange Agreement (the “SPA”) with the Estate of Ernest W. Letiziano, Ms. Hope Hillabrand and Mr. Thomas Donaldson (collectively, the “Former Controlling Shareholders”). The closing (the “Closing”) of the transactions contemplated by the SPA took place on April 6, 2022. At the Closing, the Former Controlling Shareholders sold to Golden Ally their capital stock of the Company (the “Control Block Shares”), consisting of 5,000,000 shares of Series A Convertible Super Preferred Stock (convertible into 50,000,000 common shares) and 4,474,080 common shares of the Company for $375,000 in cash (the “Purchase”).  The Control Block Shares represented approximately 77.2% of the total issued and outstanding voting power of the Company immediately prior to the Closing. Golden Ally paid the cash consideration of the Purchase out of its working capital. Immediately after the completion of the Purchase, Golden Ally caused the shareholders of Golden Ally (the “Golden Ally Shareholders”) to sell, assign and transfer to the Company all of their Golden Ally shares in exchange for newly issued shares of the Company as follows: (i) each share of Golden Ally Class A common stock was exchanged for one share of the Company’s Series A Preferred Stock, par value $0.00001 per share; and (ii) each share of Golden Ally Class B common stock was exchanged for one share of the Company’s Common Stock, par value $0.00001 per share (collectively, the “Share Exchange”). After the completion of the Share Exchange, Golden Ally became a wholly-owned subsidiary of the Company. Holders of the Company’s Series A Preferred Stock have ten (10) votes per share held on all matters submitted to the shareholders of the Company for a vote thereon, and each share of Series A Preferred Stock is convertible at the option of the holder into one (1) share of Company’s Common Stock.  The foregoing descriptions of the terms of the SPA are qualified in their entirety by reference to the full texts of such agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Immediately prior to the Closing, Rhea C. Yeung owned 1,000,000,000 shares of Golden Ally Class A common stock and 1,442,000,000 shares of Golden Ally Class B common stock, Taucoin owned 2,500,000,000 shares of Golden Ally Class B common stock, and Benjamin Yeung owned 10,000,000 shares of Golden Ally Class B common stock and was the sole member and sole manager of Taucoin.

At the Closing and as a result of the Share Exchange, Rhea C. Yeung acquired 1,000,000,000 shares of the Company’s Series A Preferred Stock and 1,442,000,000 shares of the Company’s Common Stock (collectively, the “Rhea Shares”), Taucoin acquired 2,500,000,000 shares of the Company’s Common Stock (the “Taucoin Shares”) and Benjamin Yeung acquired 10,000,000 shares of the Company’s Common Stock (the “Benjamin Shares”). Neither Rhea C. Yeung, Taucoin nore Benjamin Yeung paid any cash consideration for the Rhea Shares, the Taucoin Shares or the Benjamin Shares respectively. After the Closing, Benjamin Yeung is deemed to have acquired indirect beneficial interest in the Taucoin Shares in his capacity as the sole member and sole manager of Taucoin.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Each Reporting Person in its capacity as a stockholder of the Issuer, may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as described above, neither of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13.

Item 5. Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a)	The Rhea Shares represent approximately 61.9% of the total outstanding voting power of the Company (assuming no conversion of the Series A Preferred Stock) and approximately 25.7% of the total issued and outstanding share capital of the Company (assuming all shares of Series A Preferred Stock are converted into Common Stock). The Taucoin Shares represent approximately 29.4% of the total issued and outstanding shares of Common Stock of the Company. The Benjamin Shares represent approximately 0.1% of the total issued and outstanding shares of Common Stock of the Company. Collectively, the Rhea Shares, the Taucoin Shares and the Benjamin Shares represent approximately 80.9% of the total outstanding voting power of the Company (assuming no conversation of the Series A Preferred Stock) and approximately 52.1% of the total issued and outstanding share capital of the Company (assuming all shares of Series A Preferred Stock are converted into Common Stock). The calculation of the above percentages is based on 8,495,761,902 shares of Common Stock and 1,000,000,000 shares of Series A Preferred Stock outstanding as of April 6, 2022.

(b)	Benjamin Yeung, in his capacity as the sole member and sole manager of Taucoin, has the sole voting and dispositive power over the Taucoin Shares. Rhea C. Yeung, in her individual capacity, has the sole voting and dispositive power over the Rhea Shares. Benjamin Yeung, in his individual capacity, has the sole voting and dispositive power over the Benjamin Shares. Benjamin Yeung and Rhea Yeung, husband and wife, may be deemed to share voting and dispositive power over the Rhea Shares, the Taucoin Shares and the Benjamin Shares because of their family relationship.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Common Stock owned by one or more of the other Reporting Persons. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transaction in the Common Stock during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, by and between the Reporting Persons, dated April 15, 2022.

99.2	Share Purchase and Exchange Agreement entered into between Golden Ally Lifetech Group Co., Ltd., Signet International Holdings, Inc., Estate of Ernest W. Letiziano, Ms. Hope Hillabrand, and Mr. Thomas Donaldson on February 28, 2022.*

*	Incorporated by reference to Appendix C to the Issuer’s Definitive Schedule 14C and Schedule 14F-1, filed with the SEC on March 16, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2022	Taucoin Asset Management LLC

/s/ Benjamin Yeung
By: Benjamin Yeung Its: Manager

Rhea C. Yeung

/s/ Rhea C. Yeung
Rhea C. Yeung

Benjamin Yeung

/s/ Benjamin Yeung
Benjamin Yeung